Exhibit 99.31

Valour announces the launch of first physically backed Bitcoin Carbon Neutral Product (ETP) on Frankfurter Wertpapierboerse XETRA

●	Valour’s Bitcoin Physical Carbon Neutral ETP becomes the 12th ETP offered by Valour.

●	1Valour Bitcoin Physical Carbon Neutral offers investors exposure to Bitcoin and presents a trusted investment method that benefits the environment and aligns with ESG goals by funding certified carbon removal and offset initiatives in order to neutralise the associated Bitcoin carbon footprint.

●	Starting today, June 15th, investors in Germany will be able to purchase the 1Valour Bitcoin Physical Carbon Neutral ETP (ISIN:GB00BQ991Q22) with a low management fee of 1.49% on the Frankfurter Wertpapierboerse XETRA, the largest exchange in Germany.

●	Valour anticipates numerous other product launches in the very near future with launch of ABS (asset backed) structure.

TORONTO, June 15, 2023 /CNW/ - Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a technology holding company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralised finance, is pleased to announce the launch of its first physically backed digital asset product.

The 1Valour Bitcoin Physical Carbon Neutral ETP (ISIN: GB00BQ991Q22) is launched by Valour’s new EU-wide issuance platform for physically stored digital assetsValour Digital Securities Limited (“VDSL”), a Jersey-based securities issuer, has obtained all regulatory approvals by the Swedish and Jersey regulators for an EU-wide offering to investors. The ETPs are secured by the respective digital assets that are physically stored with regulated custody providers.

1Valour Bitcoin Physical Carbon Neutral ETP provides investors with sustainable and climate-friendly exposure to Bitcoin with the low management fee of 1.49%. The ETP presents a trusted investment method that benefits the environment and aligns with ESG goals by funding certified carbon removal and offset initiatives in order to neutralise the associated Bitcoin carbon footprint.

Valour has partnered with leading climate action infrastructure provider Patch in the structuring of the ETP. When investments are made in the 1Valour Bitcoin Physical Carbon Neutral ETP, all carbon emissions linked to the investment will be automatically targeted to achieve carbon neutral output using Patch’s API- based solution, which takes into account various inputs, such as the efficiency of mining equipment, distribution of hash power, and nation level carbon emission data, to estimate the corresponding amount of carbon emissions the VDSL portfolio has.

To offset these emissions, Patch only selects high integrity projects that prevent, remove and sequester carbon dioxide from the atmosphere. Patch carefully selects projects, and ensures they have been vetted by qualified and recognised organisations and standards, including; Gold Standard, Climate Action Reserve, Verified Carbon Standard, BCarbon, American Carbon Registry and Puro.Earth.

“Valour strives to ensure that its offerings promote sustainable practices and contribute to efforts to build a carbon neutral crypto industry”, said Olivier Roussy Newton, CEO of Valour. “As a proud signatory on the Crypto Climate Accord, Valour takes its ESG obligations seriously. We want to give retail and institutional investors, alike, the tools to partake in the exciting digital asset ecosystem and we are very proud to offer our first carbon neutral product on our new physically backed platform. With the launch of our first asset backed product we anticipate numerous future launches of new products which should help to grow our AUM substantially.”

Despite the new digital asset platform, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

About Valour

Valour Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and decentralised finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE DeFi Technologies, Inc.

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%SEDAR: 00007675E

For further information: Investor Relations: ir@valour.com

CO: DeFi Technologies, Inc.

CNW 07:30e 15-JUN-23